SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

POINTER TELOCATION LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For Immediate Release

Pointer Telocation Reports Record Revenues of $11.7 million for the second quarter of 2007

—	Gross Profit increased 18.3% in Q2 2007 over Q2 2006 to $4.3 million
—	$1.9 million EBITDA in Q2 2007

Givatayim, Israel – August 30th, 2007. Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR; Tel-Aviv Stock Exchange: PNTR), a leading provider of services to insurance companies and car owners, including road-side assistance, towing, stolen vehicle retrieval and fleet management services in Israel, Argentina and Mexico, today reported its financial results for the second quarter of 2007 and the six months ended June 30, 2007.

During the quarter, Pointer continued with its growth strategy and continued to invest in marketing and business acquisitions. The company is targeting new businesses, technologies and on expanding its activities into new territories. A key element in its growth strategy is to build a global sales infrastructure and broaden the scope of its services. This strategy has resulted in operating improvements in Mexico and Argentina and increased total revenues during the six months ended June 30, 2007.

The Cellocator acquisition is expected to close during September 2007, upon the completion of certain closing conditions.

Financial Highlights:

Revenues: Pointer’s revenues for the second quarter of 2007 increased by 15.5%, to $11.7 million from $10.1 million, in the comparable period in 2006. In the first six months of 2007, revenues were $23 million, a 16.4% increase over the same period of 2006. Pointer’s revenues from services in the second quarter and the first six months of 2007 were 75.8% and 74.9%, respectively, of total revenues, as compared with 78.5% and 79.1% in 2006. International activities for the second quarter of 2007 were 11.1% of total revenue compared to 10.2% in the comparable period in 2006.

Gross Profit: For the second quarter of 2007, gross profit increased 18.3% to $4.3 million from $3.6 million in Q2 2006. As a percentage of revenues, gross profit was approximately 36.8% in Q2 2007, as compared to approximately 35.9% in Q2 2006. In the first six months of 2007, gross profit increased 15.2% to $8.4 million from $7.3 million in the first six months of 2006. Gross margin for the first six months of 2007 was 36.3%, compared to 36.7% for the first six months of 2006.

Operating income: Pointer’s operating income was $842 thousand for the second quarter of 2007, compared to operating income of $1.7 million for the second quarter of 2006. In the first six months of 2007, operating income was $1.8 million, compared to $2.7 million for the same period of 2006. The decrease is primarily attributable to one time other income of $1.3 million associated with an agreement signed with a Latin American customer, offset by a $350 thousand impairment of long-lived assets that were recorded in the second quarter of 2006. Excluding this one time income offset by the impairment, operating income in Q2 and first six months of 2007 increased 13% and 4%, respectively, compared to the same periods in 2006.

Minority share: For the second quarter of 2007 and six months ended June 30, 2007, Pointer reported a $270 thousand and $704 thousand minority share in the operations of Shagrir, compared to zero in both periods of 2006. Pointer holds 56.56% interest in Shagrir.

Net loss: Pointer recorded a loss of $388 thousand during the second quarter of 2007, as compared to net income of $665 thousand in the second quarter of 2006. For the first six months of 2007, Pointer recorded a net loss of $568 thousand, compared to net income of $686 thousand in the same period of 2006. The decrease in profitability is primarily attributable to the above mentioned one time net income of $0.9 million.

EBITDA: Pointer’s EBITDA for the second quarter of 2007 and for the first six months of 2007 was $1.9 million and $3.9 million, respectively, as compared to $3.0 million and $4.8 million in the comparable periods of 2006 in which periods the above mentioned one time net income of $0.9 million was included.

Pointer uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation, amortization and minority interest. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. A reconciliation of EBITDA to GAAP measures is included in the financial tables accompanying this press release.

Total Shareholder’s Equity increased during the second quarter of 2007 to $28.7 million, mainly as a result of the proceeds from two private placements.

Danny Stern, Pointer CEO, said: “We are proceeding with our efforts to increase revenues and broaden our technological solutions offerings. These are necessary steps in order to build a strong company with an expanding global presence. We hope to conclude the Cellocator acquisition before the end of the third quarter.”

Conference Call Information:
Pointer’s management will host two conference calls with the investment community today, August 30th , 2007.

The Hebrew conference call will start at 15:30 Israel time (GMT +2, 8:30 EST)

The English conference call will start at 9:30 EST (16:30 Israel time)

To listen to the conference calls, please dial:
From USA: +1-888-642-5032
From Israel: 03-918-0688

A replay of the conference call will be available through August 31st, 2007 on the Company’s website at www.pointer.com.

About Pointer Telocation:
Pointer Telocation Ltd www.pointer.com provides range of services to insurance companies and automobile owners, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management and other value added services. Pointer Telocation provides services, for the most part, in Israel, through its subsidiary Shagrir and in Argentina and Mexico through its local subsidiaries. Independent operators provide similar services in Russia and Venezuela utilizing Pointer’s technology and operational know-how.

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2007	December 31, 2006
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$12,552	$5,850
Trade receivables, net	10,217	8,315
Other accounts receivable and prepaid expenses	1,906	1,368
Inventories	1,117	1,447

Total current assets	25,792	16,980

LONG-TERM ASSETS:
Long-term accounts receivable	187	183
Severance pay fund	3,952	3,794
Property and equipment, net	7,710	7,346
Goodwill	38,200	38,707
Other intangible assets, net	7,871	8,612
Deferred income taxes	761	777

Total long-term assets	58,681	59,419

Total assets	$84,473	$76,399

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2007	December 31, 2006
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$11,107	$11,801
Trade payables	5,798	5,378
Deferred revenues and customer advances	8,280	6,584
Other accounts payable and accrued expenses	3,870	4,091

Total current liabilities	29,055	27,854

LONG-TERM LIABILITIES:
Long-term loans from banks	13,729	15,833
Long-term loans from shareholders & others	6,210	7,490
Accrued severance pay	4,814	4,650

	24,753	27,973

MINORITY INTEREST	1,996	1,142

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 3 par value:
Authorized - 8,000,000 shares at June 30, 2007 and December 31, 2006, respectively; Issued and outstanding: 4,452,875 and 3,222,875 shares at
June 30, 2007 and December 31, 2006, respectively	3,021	2,140
Additional paid-in capital	115,484	103,880
Receipt on account of shares	-	2,586
Accumulated other comprehensive income	6	98
Accumulated deficit	(89,842)	(89,274)

Total shareholders' equity	28,669	19,430

Total liabilities and shareholders' equity	$84,473	$76,399

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2006
	2007	2006	2007	2006
	Unaudited

Revenues:
Products	$5,772	$4,132	$2,823	$2,180	$9,701
Services	17,263	15,662	8,867	7,937	32,211

Total revenues	23,035	19,794	11,690	10,117	41,912

Cost of revenues:
Products	3,666	2,482	1,760	1,210	5,602
Services	11,000	10,051	5,631	5,273	20,786

Total cost of revenues	14,666	12,533	7,391	6,483	26,388

Gross profit	8,369	7,261	4,299	3,634	15,524

Operating expenses:
Research and development, net	675	544	343	288	1,170
Selling and marketing	2,243	1,789	1,131	978	3,927
General and administrative	2,811	2,275	1,551	1,152	4,749
Amortization of intangible assets	847	930	432	471	1,740
Other income, net	-	(1,292)	-	(1,292)	(1,292)
Impairment of long lived assets	-	350	-	350	372

Total operating expenses	6,576	4,596	3,457	1,947	10,666

Operating income	1,793	2,665	842	1,687	4,858
Financial expenses, net	1,385	1,581	860	803	2,577
Other income (expenses), net	15	(5)	5	(11)	14

Income before taxes on income	423	1,079	(13)	873	2,295
Taxes on income	287	393	105	208	82

Net income (loss) before minority
interest	136	686	(118)	665	2,213
Minority interest	704	-	270		1,044

Net income (loss)	$(568)	$686	$(388)	$665	$1,169

Basic net earnings (loss) per share	$(0.14)	$0.24	$(0.09)	$0.22	$0.39

Diluted net earnings (loss) per share	$(0.25)	$0.24	$(0.12)	$0.22	$0.31

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Number of shares	Share capital	Additional paid-in capital	Deferred stock-based compensation	Receipts on account of shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2006	2,479,020	$1,680	$100,707	$(1)	$-	$(1,138)	$(90,443)		$10,805

Deferred stock-based compensation	-	-	(1)	1	-	-	-		-
Stock-based compensation expanses	-	-	153	-	-	-	-		153
Exercise of warrants and stock options	743,855	460	3,021	-	-	-	-		3,481
Receipt on account of shares	-	-	-	-	2,586	-	-		2,586
Comprehensive income:
Foreign currency translation
adjustments	-	-	-	-	-	1,236	-	$1,236	1,236
Net income	-	-	-	-	-	-	1,169	1,169	1,169

Total comprehensive income								$2,405

Balance as of December 31, 2006	3,222,875	2,140	103,880	-	2,586	98	(89,274)		19,430

Issuance of shares	1,230,000	881	8,712	-	-	-	-		9,593
Stock-based compensation expanses	-	-	306	-	-	-	-		306
Receipt on account of shares	-	-	2,586	-	(2,586)	-	-		-
Comprehensive income:
Foreign currency translation
adjustments	-	-	-	-	-	(92)	-	$(92)	(92)
Net loss	-	-	-	-	-	-	(568)	(568)	(568)

Total comprehensive loss								$(660)

Balance as of June 30, 2007 (unaudited)	4,452,875	$3,021	$115,484	$-	$-	$6	$(89,842)		$28,669

Balance as of April 1, 2007	3,222,875	$2,439	$108,192	$-	-	$397	$(89,454)		$21,574

Issuance of shares	1,230,000	582	7,158	-	-	-	-		7,740
Stock-based compensation expanses	-	-	134	-	-	-	-		134
Comprehensive loss:
Foreign currency translation
adjustments	-	-	-	-	-	(391)	-	$(391)	(391)
Net loss	-	-	-	-	-	-	(388)	(388)	(388)

Total comprehensive loss								$(779)

Balance as of June 30, 2007 (unaudited)	4,452,875	$3,021	$115,484	$-		$6	$(89,842)		$28,669

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2006
	2007	2006	2007	2006
	Unaudited

Cash flows from operating activities:
Net income (loss)	$(568)	$686	$(388)	$665	$1,169
Adjustments required to reconcile net income
(loss) to net cash provided by operating
activities:
Depreciation ,amortization and impairment	2,319	2,351	1,125	1,070	4,490
Accrued interest and exchange rate changes
of convertible debenture and long-term
loans	185	382	199	212	137
Accrued severance pay, net	9	(23)	63	79	(166)
Gain from sale of property and equipment,
net	(139)	74	(59)	212	(563)
Amortization of deferred stock-based
compensation	306	69	134	34	251
Minority interest in earning of subsidiary	854	-	311		1,044
Decrease (increase) in trade receivables,
net	(1,994)	(609)	(660)	1,375	(1,167)
Decrease (increase) in other accounts
receivable and prepaid expenses	(548)	(152)	(12)	287	(36)
Decrease (increase) in inventories	131	55	13	(265)	(490)
Decrease (increase) in long-term accounts
receivable	(2)	51	(1)	42	60
Write-off of inventories	15	69	-	69	127
Increase in deferred income taxes	-	-	-	-	(99)
Increase in trade payables	463	285	138	53	1,049
Increase (decrease) in other accounts
payable and accrued expenses	1,563	1,003	5	(405)	(400)

Net cash provided by operating activities	2,594	4,241	883	3,428	5,406

Cash flows from investing activities:
Purchase of property and equipment	(1,770)	(874)	(950)	(438)	(2,277)
Proceeds from sale of property and equipment	501	426	247	210	1,026
Acquisition of other intangible assets	(135)	-	(135)	-	-

Net cash used in investing activities	(1,404)	(448)	(838)	(228)	(1,251)

Cash flows from financing activities:
Receipt of long-term loans from banks	-	-	-	-	2,243
Repayment of long-term loans from banks	(1,946)	(1,227)	(1,446)	(833)	(2,949)
Receipt of long-term loans from shareholders
and others	-	131	-	36	131
Repayment of long-term loans from
shareholders and others	(1,340)	(2,997)	(684)	(2,476)	(4,529)
Proceeds from issuance of shares and exercise
of warrants, net	9,593	2,712	7,742	551	3,481
Receipt on account of shares	-	-	-	-	2,586
Short-term bank credit, net	(847)	(592)	501	434	(973)

Net cash provided by (used in) financing
activities	5,460	(1,973)	6,113	(2,288)	(10)

Effect of exchange rate on cash and cash
equivalents	52	(30)	33	(55)	9

Increase in cash and cash equivalents	6,702	1,790	6,191	857	4,154
Cash and cash equivalents at the beginning of
the period	5,850	1,696	6,361	2,629	1,696

Cash and cash equivalents at the end of the
period	$12,552	$3,486	$12,552	$3,486	$5,850

Reconciliation of GAAP to NON-GAAP Operating Results

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”), the Company uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation, amortization and minority interest. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation the GAAP to non-GAAP operating results:

CONDENSED EBITDA
US dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2007	2006	2007	2006
	Unaudited

Net income (loss) GAAP
results (as reported)	(568)	686	(388)	665

Non GAAP adjustment:
Financial expenses, net	1,385	1,581	860	803
Taxes on income	287	393	105	208
Deprecation and
amortization	2,060	2,156	1,044	1,332
Minority interest	704	-	270	-

EBITDA	3,868	4,816	1,891	3,008

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: August 30, 2007